EXHIBIT 99.1
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[LOGO - ABITIBI
        CONSOLIDATED]


                                                                   PRESS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)


            ABITIBI-CONSOLIDATED ANNOUNCES FILING OF PRELIMINARY BASE
                SHELF PROSPECTUS FOR ISSUANCE OF DEBT SECURITIES


MONTREAL, CANADA MARCH 3, 2005 -- Abitibi-Consolidated Inc. today announced that it has filed with the Autorite des marches financiers (the Quebec securities regulatory authority) and the U.S. Securities and Exchange Commission a Preliminary Short Form Base Shelf Prospectus in connection with the issuance by its subsidiary, Abitibi-Consolidated Company of Canada, of up to US$800 million of debt securities unconditionally guaranteed as to payment by Abitibi-Consolidated Inc. The debt securities may be issued from time to time during the next 25 months at such prices and contain such other terms as may be determined at the time of issue.

Abitibi-Consolidated intends to use the net proceeds received from the offering of debt securities, if any, pursuant to the Shelf Prospectus to reduce outstanding indebtedness and for other general corporate purposes.

The registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of close to 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres in North America and approaching 20,000 Paper Retriever(R) and paper bank containers.


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CONTACT:

INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com
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